EXHIBIT 99.1

Caledonia Mining Corporation Plc: Abridged Quarterly Results and Details of Management Conference Call for the three and nine months ended September 30, 2025 (“Q3 2025” or “the Quarter”)

Caledonia Delivers Strong Q3 2025 Revenue Amid Growth Plans

ST HELIER, Jersey, Nov. 10, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or “the Company”, and, together with its subsidiaries, “the Group”) NYSE AMERICAN, AIM, VFEX: CMCL. Consolidated statements of profit or loss and other comprehensive income, consolidated statements of financial position and consolidated statements of cash flows are included in the appendices at the end of this announcement.

SUMMARY

  In September the Company announced a Blanket Mine (“Blanket”) employee fatality following an accident related to secondary blasting. A comprehensive review of safety procedures and training is underway.
  Gold production of 19,106 ounces (“oz”), and gold sales of 20,355 oz from Blanket, with 2,861 oz of gold bullion on hand at the quarter-end, which was sold at the start of the fourth quarter. A further 437 oz of gold were produced and sold from the Bilboes oxide mine in the Quarter.
  Revenue up 52% to US$71.4 million compared to the third quarter of 2024 (“Q3 2024” or “the comparative quarter”) driven by higher gold prices and increased sales.
  Gross Profit increased to US$36.9 million, compared to US$19.3 million in Q3 2024.
  EBITDA of US$33.5 million (Q3 2024: US$12.8 million, a 162% increase).
  Profit after tax of US$18.7 million (Q3 2024: US$3.3 million, a 467% increase).
  Consolidated On-mine cost of US$1,228/oz sold, and all-in sustaining cost (“AISC”) of US$1,937/oz sold, based on 20,792 ounces sold.
  Free cash flow increased to US$5.9 million, compared to a negative US$2.4 million in Q3 2024.
  Total liquidity of US$44.3 million, supporting ongoing capital projects.
  Bilboes feasibility study: expected to be released imminently.
  Appointment of new non-executive director: On November 5, 2025, Caledonia announced that Mr. July Ndlovu had joined the Company’s board of directors (“the Board”) as an independent non-executive director.
  Quarterly dividend: Caledonia announced today that the Board has approved a dividend of 14 cents per share which will be paid on December 5, 2025.

MARK LEARMONTH, CEO, commented:

“We continue to deliver solid operational and financial results at Blanket, producing 19,106 ounces of gold during the Quarter and maintaining our focus on stable production and disciplined capital investment as we seek to modernise operations and improve mining efficiency at Blanket. The strong gold price environment, which increased 40% to average $3,434 per ounce, combined with higher production has resulted in a 52% increase in quarterly revenue and a significant uplift in free cash flow.

“However, it is with deep regret that we reported a fatality during the period. The safety and wellbeing of our workforce remains our highest priority. We have initiated a comprehensive review of our safety procedures and training, and we are committed to ensuring that such a tragedy does not occur again.

“We remain focused on delivering value for all stakeholders, making strategic investments across the business to strengthen our foundations for the future and to sustain long-term growth.”

RESULTS SUMMARY

	Q3 2025	Q3 2024	% ∆	9- Months 2025	9- Months 2024	% ∆
SAFETY
Group LTIFR (per 1m hours)	0.56	0.55[1]	1.8%	1.11	0.44[1]	152.3%
Group TIFR (per 1m hours)	3.34	3.30[1]	1.2%	3.71	4.12[1]	-10.0%
UNDERGROUND MINING[2]
Ore broken in tonnes (t) (‘000’s)	229.5	228.0	0.7%	694.6	622.4	11.6%
Ore hoisted in tonnes (t) (‘000’s)	208.7	202.3	3.2%	642.9	558.7	15.1%
PROCESSING[2]
Ore processed/milled (t) (‘000’s)	212.5	206.0	3.2%	619.2	589.8	5.0%
Head/feed grade (grams/tonne)	3.00	3.07	-2.3%	3.16	3.20	-1.3%
Gold recovery (%)	93.3	93.4	-0.1%	93.2	93.7	-0.5%
Gold production (oz)	19,106	18,992	0.6%	58,846	56,815	3.6%
COSTS AND SALES
Gold sold (oz)	20,792	19,136	8.7%	60,667	59,776	1.5%
On-mine costs (US$ 000)	25,542	20,199	26.5%	71,836	59,458	20.8%
On-mine cost (US$/oz sold)	1,228	1,056	16.3%	1,184	995	19.0%
AISC (US$ 000)	40,270	28,726	40.2%	112,085	80,465	39.3%
AISC (US$/oz sold)	1,937	1,501	29.0%	1,848	1,346	37.3%
Realised gold price (US$/oz)	3,434	2,447	40.3%	3,178	2,265	40.3%
FINANCIALS[3]
Revenue (US$ 000)	71,440	46,868	52.4%	192,927	135,503	42.4%
EBITDA (US$ 000)	33,491	12,756	162.6%	95,502	42,269	125.9%
Profit after tax (US$ 000)	18,654	3,284	468.0%	53,412	15,538	243.8%
Capital expenditure (US$ 000)	6,759	6,686	1.1%	22,561	16,122	39.9%
Free cash-flow (US$ 000)	5,911	(2,406)	345.7%	48,328	9,767	394.8%
Basic earnings per share ($)	0.77	0.13	492.3%	2.27	0.62	266.1%
Diluted earnings per share ($)	0.77	0.13	492.3%	2.27	0.62	266.1%
[1]Restated, previously reported in 200,000 man hours.
[2]The production summaries above only show Blanket’s results. Bilboes oxide mine contributes marginally to the overall results; however due to materiality, its numbers have not been included in gold production above.
[3]Please refer to the financial statements in the appendices at the end of this announcement. Caledonia is not publishing full financial statements or a management discussion and analysis for the Quarter, as explained in its announcement on August 11, 2025. See End Notes below.

2025 Production, cost and capital expenditure guidance

  Gold production guidance range for 2025 maintained at 75,500 to 79,500 oz[1]
  2025 cost guidance for Blanket:
    On-mine cost guidance range of US$1,150 to US$1,250/oz sold
    AISC guidance range of US$1,850 to US$1,950/oz sold
  Capex guidance for 2025 is US$41.0m, including:
    US$34.1m allocated to Blanket (US$29.3m sustaining and US$4.8m non-sustaining capex)
    Exploration spend US$5.8m, allocated to Bilboes and Motapa projects
    Group IT and other initiatives US$1.1m

The on-mine cost per ounce at Blanket in the Quarter was $1,203/oz, which is above the guidance range of $1,050 to $1,150/oz for 2025. Due to the higher cost per ounce incurred in the first 9 months of the year, it is expected that the on-mine cost per ounce at Blanket will be in the range of $1,150 to $1,250/oz for the 12 months of 2025.

AISC guidance of $1,690 to $1,790/oz has been revised to $1,850 to $1,950/oz, due to the higher on-mine cost guidance, higher administration costs and the impact of higher royalties due to higher gold price.

The AISC guidance also includes high sustaining capital expenditure for the year. The capital expenditure investments aim to modernise operations and improve mining efficiency at Blanket. While there will be short-term cost pressures, the long-term goal is to reduce costs, improve profitability and operational resilience and extend Blanket's mine life thereby ensuring the continued success of Blanket. Expenditure will be funded from cash generation and cash reserves with no anticipated impact on the regular quarterly dividend.

WEBCAST
The Company will host a remote presentation for analysts and investors on its operating and financial results for the Quarter on Monday, November 10, 2025 at 2:00pm London time, followed by an opportunity to ask questions.

Webcast link: https://brrmedia.news/CLDN_Q325

SALES
Revenue in the Quarter was 52.4% higher than the comparative quarter due to a 40% increase in the average realised price of gold sold and a 8.7% increase in ounces sold. Sales in the Quarter exclude 2,861 oz (Q3 2024: 1,320 oz) of gold that were held as work-in-progress and sold early in October 2025, and include 4,115 oz of gold sold that were held as work-in-progress as at June 30, 2025. Blanket had accumulated an ore stockpile of 34,968 tonnes as at September 30, 2025. The royalty rate payable to the Zimbabwe Government was unchanged at 5%.

COSTS
On-mine costs comprise electricity, labour, consumables, administrative, and other costs directly related to production e.g. insurance, Blanket's software licensing, ESG spending and security. On-mine production cost per ounce sold increased by 16.3% compared to the comparative quarter driven by higher labour and consumable costs incurred due to additional tonnes processed during the Quarter to compensate for lower grade achieved.

AISC per ounce sold for the Quarter was 29.0% higher than the comparative quarter predominantly due to higher on-mine costs, increased administrative costs, higher royalties, and some sustaining capital expenditure. Sustaining capital expenditure includes underground capital development, IT software installation predominantly to enhance the on-mine resource management planning abilities, exploration at Blanket, and electrical and surface engineering. More of Blanket’s capital expenditure is allocated to sustaining capital expenditure rather than to expansion (non-sustaining) capital investment, which is included in the calculation of the all-in cost.

BLANKET MINE
(Q3 2025 vs Q3 2024)

Production and sales
Gold production at Blanket for the Quarter was 19,106 oz, higher than the 18,992 oz produced in Q3 2024. The increase was due to higher tonnes milled of 212,504 tonnes, marginally offset by a lower grade. Gold production excludes approximately 2,788 oz of gold contained in the ore stockpile at the end of the Quarter.

Blanket sold 20,355 oz in the Quarter. This represents a 6.4% increase from the comparative quarter, when 19,136 oz were sold. The ounces sold in the Quarter include a net movement of 1,254 oz of gold work in progress.

Production guidance range for 2025 remains 75,500 to 79,500 oz [1].

Underground mining
Tonnes broken and hoisted in the Quarter increased to 229.5 thousand tonnes and 208.7 thousand tonnes, respectively, compared to 228.0 thousand tonnes and 202.3 thousand tonnes in the comparative quarter after the introduction of revised management structures in late 2024 which increased the direct supervision of underground mining, tramming and hoisting activities. Tramming activities also improved due to reduced downtime of tramming equipment and the better synchronization of tramming crews.

The improved rate of mining and hoisting in the Quarter exceeded milling capacity, which meant that at the end of the Quarter 34,968 tonnes of ore were stockpiled on surface (Dec 31, 2024: 8,487 tonnes) representing approximately 15 days of target mill throughput. Management intends to maximise mine production to further build the ore stockpile to create a buffer to absorb unforeseen interruptions to mining activities and to allow milling to continue uninterrupted during scheduled engineering work on winders and shafts.

Processing
Tonnes milled in the Quarter increased to 212.5 thousand tonnes from 206 thousand tonnes in the comparative quarter. Tonnes milled in the Quarter equated to an average throughput of 86.6 tonnes per hour (“tph”), compared to the anticipated rate of 85 tph.

The grade for the Quarter was lower than target due to higher waste dilution because of narrower orebody widths on the extremities of some orebodies, the completion of mining in high grade free gold orebodies and the moving of mining crews to new areas. This necessitated the plant to use its sprint capacity to achieve target gold production for the Quarter.

EXPLORATION PROJECTS
Caledonia’s exploration activities are focused on Blanket and the Motapa project.

Blanket
Underground Exploration
Deep exploration drilling continues at Blanket primarily targeting the down dip continuations of the Eroica, Blanket and AR South mineralised zones below the lowest production level of the mine, 34 level. In addition to these zones, drilling has commenced on the down-dip continuation of the Lima mineralised zone. The Lima zone comprises up to 6 individual mineralised zones with drilling targeting these zones between 26 and 34 level of Blanket.

Results of the drilling program continue to be highly encouraging for the continuation of the mineralised zones beyond 34 level with intersected grades and widths generally higher than included in the life of mine plan. Further results from the deep drilling at Blanket are anticipated to be published during the fourth quarter of 2025. The drilling may potentially upgrade confidence in the mineral resource classification from inferred to indicated mineral resources.

Surface Exploration
During the Quarter, Blanket embarked on a surface trenching program within the mining lease area of the mine, targeting the identification of potential near surface mining opportunities.

13 trenches to a depth of 1.50 metres and totalling 2,294.7 meters were excavated at an area termed “K-Pits”. Trenches were sampled every 1.0 meter along the full length of the trenches. All sample assays were conducted at the Blanket laboratory.

Results from the trenching have identified anomalous gold values at surface in an area of approximately 53,000 square metres, located approximately 270 metres to the east of the Sheet orebody of the underground mine.

As a result of this, Blanket commenced a 5,000-metre reverse circulation drilling program at the end of the Quarter with the intention to confirm the continuation of the anomalous zone below surface and to determine the oxidation level of mineralisation down to a depth of 40 metres below surface.

Results from the trenching and drilling program are expected to be published during the first quarter of 2026.

Motapa
After the encouraging results from the 2024 exploration programme, as announced on November 11, 2024, in terms of strike width, length and grade, a further US$2.8 million has been allocated to exploration activities at Motapa for the 2025 year. With Motapa's location adjacent to Bilboes, significant synergies could be obtained should a viable resource body be identified through the planned exploration programme.

The 2025 exploration programme for Motapa encompasses the following:

  25,580 metres of reverse circulation drilling; and
  1,780 metres of diamond drilling.

To the end of the Quarter, the following has been completed:

  17,787 metres of reverse circulation drilling; and
  1,763.4 metres of diamond drilling.

Results continue to be within expectations. Upon completion of the 2025 drilling campaign, expected to be late in the fourth quarter of 2025, drilling results are expected to be released pending all assays being received from the independent laboratories in country.

It is expected that a maiden resource will be declared for a portion of the Motapa property during the first half of 2026.

Bilboes
Caledonia has been progressing work on a feasibility study which is due to be released imminently. A summary of the feasibility study is expected to be published very shortly and the full study is expected to be published before the end of November.

CAPITAL EXPENDITURE
The main capital projects are ongoing mine development to provide access to new mining areas and the completion of the new tailings storage facility (“TSF”).

On-mine capital development includes the infrastructure which will allow for three new production levels (26, 30 and 34 levels); a fourth level (38 level) is to be added in due course via a twin decline that commenced in February 2024. 5,624 meters of development were achieved in the Quarter against a plan of 5,314 meters.

The TSF is being built on a modular basis to spread the cost over a longer period, and to ensure that the first phase could receive material before the old TSF reached its full capacity. Work on the TSF commenced in March 2023, the first phase of the project was completed at the end of February 2024 and deposition on the new TSF commenced on October 30, 2024. All of Blanket’s tailings have been deposited on the new facility from the beginning of 2025. Work on the TSF was completed on July 31, 2025. A second return water dam is currently under construction to support the TSF.

(US$ 000)	Q3 2025	9- Months 2025	2025 Guidance
SUSTAINING CAPEX
Underground mine development	1,567	5,444	6,612
Engineering equipment	1,944	8,283	9,588
Other sustaining capex	1,663	4,397	13,090
Total sustaining capex	5,174	18,124	29,290
NON-SUSTAINING CAPEX
Other non-sustaining capex	1,585	4,437	4,830
Total non-sustaining capex	1,585	4,437	4,830
TOTAL CAPEX	6,759	22,561	34,120

GROUP’S LIQUIDITY POSITION
The Group’s total liquidity is shown below.

Liquidity

September 30, 2025
(US$ 000)
Cash on hand	15,670
Bullion on hand	3,592
Gold sales receivables	5,590
Fixed-term deposits	18,500
Drawn down bank facilities	(8,392)
NET CASH AND LIQUID ASSETS	34,960
Undrawn bank facilities	9,358
TOTAL LIQUIDITY	44,318

END NOTES

Financial information
The financial information presented herein and in the accompanying appendices has been extracted from the Company’s unaudited financial statements for the period ended September 30, 2025. The information has been prepared using accounting policies consistent with those applied in the preparation of the audited annual financial statements for the year ended December 31, 2024. The extracted information does not include all the disclosures required by International Financial Reporting Standards (IFRS). The information has been provided to update shareholders on the performance of the Group.

Non-GAAP measures
This announcement includes certain financial performance measures which are non-GAAP measures. These include cash costs of production, AISC, cash and liquid assets, and free cash flow. Management believes these measures provide valuable additional information for users of the information to understand the underlying trading performance. Definitions and explanation of the measures used along with reconciliation to the nearest IFRS measures are detailed in the Company’s Annual Report on Form 20-F for 2024 which is filed and available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system as well as being available at www.caledoniamining.com/investors/reports-presentations/.

Cash and liquid assets
Cash and liquid assets include cash, fixed-term deposits, bullion on hand, gold sales receivables and drawn down bank facilities.

LTIFR
Lost Time Injury Frequency Rate (“LTIFR”) measures how often workplace injuries occur that result in employees missing work, normalized to hours worked to allow comparison over time or between organisations.

TIFR
The Total Injury Frequency Rate (“TIFR”) is a key safety performance indicator that measures the frequency of all workplace injuries (including fatalities, lost time injuries, medical treatment cases, and restricted work injuries) relative to the total hours worked.

Reporting Changes
Caledonia no longer publishes financial statements and management's discussion and analysis (MD&A) reports on a quarterly basis in accordance with Canadian securities regulations. This decision aligns with applicable exemptions under Canadian securities regulations, including National Instrument 71-102 - Continuous Disclosure and Other Exemptions Relating to Foreign Issuers, and reflects our status as an SEC foreign issuer with equivalent disclosure obligations outside Canada.

We remain fully committed to transparent and timely disclosure of material information through the publication of our annual and half-yearly financial statements and via recognised regulatory channels, and, going forwards, we anticipate publishing revenue, costs and production results for the quarters for which we do not release detailed financial results (namely, the first and third quarters). This change does not affect our obligation to disclose any significant developments or risks that may materially impact the group's financial position or performance.

We will continue to provide comprehensive MD&A commentary as part of our annual and semiannual reporting cycle.

Notification of change of registered office address
In accordance with the requirement under Rule 17 of the AIM Rules for Companies, Caledonia’s registered office address has changed to 2nd Floor, 2 Mulcaster Street, St. Helier, Jersey JE2 3NJ.

FOR MORE INFORMATION, please visit the website www.caledoniamining.com or contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden George Lawson	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS
Information and statements contained in this document that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this document include: production guidance; estimates of future/targeted production rates; plans and timing regarding further exploration, drilling and development; the upgrading and conversion of mineral resources; capital and operating costs; future dividend payments; the release of the Bilboes feasibility study; the release of a mineral resource estimate for Motapa and the development of the Bilboes project. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralisation being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Group does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Group’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each announcement; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Appendix A
Consolidated statements of profit or loss and other comprehensive income
(in thousands of United States Dollars, unless indicated otherwise)

For the	Three months ended September 30,		Nine months ended September 30,
Unaudited	2025	2024	2025	2024
		Restated*		Restated*
Revenue	71,440	46,868	192,927	135,503
Royalty	(3,487)	(2,422)	(9,765)	(6,831)
Production costs	(27,136)	(21,085)	(73,713)	(60,505)
Depreciation	(3,969)	(4,048)	(11,870)	(12,106)
Gross profit	36,848	19,313	97,579	56,061
Net foreign exchange loss	(671)	(3,132)	(2,949)	(10,196)
Administrative expenses	(4,293)	(3,954)	(13,254)	(10,229)
Fair value loss on derivative financial instrument	-	(20)	(1,592)	(496)
Equity-settled share-based expense	(365)	(279)	(447)	(785)
Cash-settled share-based expense	(995)	(422)	(1,438)	(479)
Other expenses	(1,083)	(2,814)	(3,029)	(4,078)
Other income	81	16	222	365
Profit on the sale of non-current assets held for sale	-	-	8,540	-
Operating profit	29,522	8,708	83,632	30,163
Finance income	201	7	328	16
Finance cost	(870)	(831)	(2,372)	(2,360)
Profit before tax	28,853	7,884	81,588	27,819
Tax expense	(10,199)	(4,600)	(28,176)	(12,281)
Profit for the period	18,654	3,284	53,412	15,538

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	255	629	701	663
Total comprehensive income for the period	18,909	3,913	54,113	16,201

Profit attributable to:
Owners of the Company	15,120	2,264	44,521	12,033
Non-controlling interests	3,534	1,020	8,891	3,505
Profit for the period	18,654	3,284	53,412	15,538

Total comprehensive income attributable to:
Owners of the Company	15,375	2,893	45,222	12,696
Non-controlling interests	3,534	1,020	8,891	3,505
Total comprehensive income for the period	18,909	3,913	54,113	16,201

Earnings per share
Basic earnings per share ($)	0.77	0.13	2.27	0.62
Diluted earnings per share ($)	0.77	0.13	2.27	0.62
* Refer to the 2024 Annual Report on Form 20-F

Appendix B
Consolidated statements of financial position
(in thousands of United States Dollars, unless indicated otherwise)

Unaudited As at	September 30, 2025	December 31, 2024	January 1, 2024
			*Restated
Assets
Exploration and evaluation assets	102,813	97,326	94,272
Property, plant and equipment	202,046	189,456	179,649
Deferred tax asset	303	264	153
Total non-current assets	305,162	287,046	274,074

Income tax receivable	-	355	1,120
Inventories	28,684	23,768	20,304
Derivative financial assets	-	-	88
Trade and other receivables	11,094	12,675	9,952
Prepayments	14,148	6,748	2,538
Fixed term deposit	18,500	-	-
Cash and cash equivalents	15,670	4,260	6,708
Assets held for sale	-	13,512	13,519
Total current assets	88,096	61,318	54,229
Total assets	393,258	348,364	328,303

Equity and liabilities
Share capital	166,234	165,408	165,068
Reserves	138,875	138,465	137,819
Retained loss	(53,581)	(89,996)	(97,143)
Equity attributable to equity holders of the parent	251,528	213,877	205,744
Non-controlling interests	24,943	20,587	18,456
Total equity	276,471	234,464	224,200

Liabilities
Deferred tax liabilities	50,422	48,418	46,123
Provisions	10,324	9,664	10,985
Loans and borrowings	1,313	1,500	-
Loan note instruments	2,455	8,313	6,447
Cash-settled share-based payment	1,821	411	374
Lease liabilities	927	199	41
Total non-current liabilities	67,262	68,505	63,970

Cash-settled share-based payment	2,236	634	920
Income tax payable	6,530	2,958	10
Lease liabilities	259	95	167
Loans and borrowings	1,281	1,174	-
Loan note instruments	9,175	855	665
Trade and other payables	21,652	26,647	20,503
Overdrafts	8,392	12,928	17,740
Liabilities associated with assets held for sale	-	104	128
Total current liabilities	49,525	45,395	40,133
Total liabilities	116,787	113,900	104,103
Total equity and liabilities	393,258	348,364	328,303
* Refer to the 2024 Annual Report on Form 20-F

Appendix C
Consolidated statements of cash flows
(in thousands of United States Dollars, unless indicated otherwise)

Unaudited	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Cash inflow from operations	25,992	11,407 187	78,659	38,930
Interest received	201	7	218	16
Finance costs paid	(810)	(781)	(1,976)	(2,064)
Tax paid	(11,693)	(6,042)	(21,939)	(8,318)
Net cash inflow from operating activities	13,690	4,591	54,962	28,564

Cash flows used in investing activities
Acquisition of property, plant and equipment	(6,297)	(6,751)	(24,058)	(17,389)
Expenditure on exploration and evaluation assets	(1,482)	(245)	(4,542)	(1,408)
Proceeds from sale of non-current asset held for sale (net of selling costs)	-	-	21,966	-
Proceeds from the sale of property plant and equipment	-	-	17	-
Acquisition of put options	-	-	(1,592)	(408)
Investment in fixed-term deposits	(500)	-	(18,500)	-
Net cash used in investing activities	(8,279)	(6,996)	(26,709)	(19,205)

Cash flows from financing activities
Dividends paid	(5,714)	(3,430)	(14,707)	(9,062)
Payment of lease liabilities	(85)	(39)	(218)	(114)
Proceeds from loans and borrowings	-	1	1,259	2,033
Repayments of loans and borrowings	(532)	(262)	(1,004)	(262)
Bonds - solar bond issue receipts (net of transaction cost)	-	-	2,387	1,939
Net cash used in financing activities	(6,331)	(3,730)	(12,283)	(5,466)

Net (decrease)/increase in cash and cash equivalents	(920)	(6,135)	15,970	3,893
Effect of exchange rate fluctuations on cash and cash equivalents	(12)	(134)	(24)	(496)
Net cash and cash equivalents at the beginning of the period	8,210	(1,366)	(8,668)	(11,032)
Net cash and cash equivalents at the end of the period	7,278	(7,635)	7,278	(7,635)

[1] Refer to the technical report entitled “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” with effective date December 31, 2023 prepared by Caledonia Mining Corporation Plc and filed by the Company on SEDAR+ (https://www.sedarplus.ca) on May 15, 2024.

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a “Qualified Person” as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.